File No. 70-10304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-effective Amendment No. 1 to
FORM U-1
APPLICATION-DECLARATION UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

AGL Resources Inc.
Ten Peachtree Place Suite 1000
Atlanta, Georgia 30309

(Names of companies filing this statement
and addresses of principal executive offices)
________________________________________

 Bryan E. Seas
Vice President, Controller and Chief Accounting Officer
AGL Resources Inc.
Ten Peachtree Place
Suite 1000
Atlanta, Georgia 30309
(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Markian M.W. Melnyk LeBoeuf, Lamb, Greene & MacRae, L.L.P. 1875 Connecticut Avenue, N.W. Suite 1200 Washington, D.C. 20009 Telephone: (202) 986-8212 Facsimile: (202) 956-3289

FORM U-1
APPLICATION/DECLARATION
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

This Amendment No. 1 amends the Application-Declaration in SEC File No. 70-10304 filed on May 9, 2005 to restate Item 3 thereof.

* * * * *

Item 3.	Applicable Statutory Provisions and Legal Analysis

The proposed transaction is subject to Sections 6(a), 7, 9(a), 10, 11 and 12 of the Act.

Rule 58, which provides an exemption from section 9(a) of the Act for investments by a registered holding company in gas- and energy-related businesses deriving substantially all their income from U.S. sources is applicable by analogy. AGLR proposes to report on investments in its Canadian and Mexican gas- and energy-related companies in a supplement to its regular quarterly reports filed on Form U-9C-3 (until the effective date of the Act’s repeal), although investments in such companies, because they are subject to the Investment Limit proposed herein, would not be subject to the investment limits imposed by Rule 58.

The proposed transaction is subject to Rule 54, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators (“EWGs”) or foreign utility companies (“FUCOs”), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

Neither AGLR nor any of its subsidiaries presently has an interest in any EWG or FUCO and, accordingly, Rule 53 is satisfied.

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SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

Date: September 12, 2005                            AGL Resources Inc.

                        By: /s/ Paul R. Shlanta
                        Name: Paul R. Shlanta
                        Title: Executive Vice President, General Counsel and Chief Ethics & Compliance Officer